King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: 404/572-4600 Fax: 404/572-5100 Alan J. Prince Direct Dial: 404/572-3595 Direct Fax: 404/572-5133 APrince@kslaw.com

June 7, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Attorney-Advisor

Re:	FleetCor Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 20, 2010

File No. 333-166092

Dear Mr. Orlic:

On behalf of FleetCor Technologies, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) the following:

•	Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-166092) (the “Registration Statement”), together with the exhibits thereto; and

•	Amendment No. 2, without exhibits, marked to show changes from the Registration Statement filed on May 20, 2010 ( “Amendment No. 1”).

We are responding to the Staff’s comments contained in its letter, dated June 4, 2010. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Securities and Exchange Commission

June 7, 2010

General

1. We refer to prior comment 3, and reissue that comment in part. We are unable to concur with your position that you have provided support for the following statements:

•

There is less data available on the Latin American and Asian fleet card markets; however, we believe based on information available to us from a variety of sources, that commercial fleets in these markets will likely represent a significant, long-term growth opportunity.

Response: The Company advises the Staff that, supplementally with this letter (marked as Exhibit A), it has provided documentation and support for this statement.

•	FleetCor is a leading independent global provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers.

Response: The Company advises the Staff that, supplementally with this letter (marked as Exhibit B), it has provided documentation and support for this statement.

•	Based on our analysis of data from a variety of sources, we believe small and medium commercial fleets represent our greatest opportunity for growth.

Response: The Company advises the Staff that, supplementally with this letter (marked as Exhibit C), it has provided documentation and support for this statement.

•	Based on our analysis of data from several sources, we believe there were approximately 68 million fleet vehicles in 30 European countries in 2007.

Response: The Company advises the Staff that, supplementally with this letter (marked as Exhibit D), it has provided documentation and support for this statement.

Please provide us with the documentation you cite in support of these statements. Please also tell us whether you commissioned any of the referenced sources.

Response: In addition, the Company advises the Staff that the Company did not commission any of the referenced third-party sources. The Company requests, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, that the Staff return this supplemental information following its review.

Management’s discussion and analysis of financial condition and results of operations

Critical Accounting Policies and Estimates

Stock-based compensation, page 67

Securities and Exchange Commission

June 7, 2010

2. We note your response to prior comment 11. Explain why the fair value of your shares of common stock increased from $25 in April 2009 to $45 in December 2009. Tell us and disclose the significant events between these two data points that explain why the value has significantly increased.

Response: The disclosure on page 70 of Amendment No. 2 has been revised as requested.

Contractual Obligations, page 70

3. Revise to include the securitization facility. In addition, ensure that your liquidity discussion of this facility adequately addresses the implication of selling undivided interest in the pool of receivables to a multi-seller, asset-backed commercial paper conduit. In this regard, you should disclose the continual availability of the Conduit to fund the facility.

Response: The disclosure on pages 65 and 73 of Amendment No. 2 has been revised as requested.

Management

Director Qualifications, page 89

4. The disclosure you have added in response to prior comment 2 and Item 401(e) of Regulation S-K does not appear to be sufficiently specific. In fact, disclosure relating to four of the six outside directors is identical, and disclosure relating to the other two is similar. Furthermore, this disclosure in effect merely recasts the business histories already contained in the director biographies. Please revise your disclosure to provide particular and specific descriptions of the qualifications, attributes or skills that qualify each director to serve. Refer to Question 116.05 of our Compliance & Disclosure Interpretations relating to Regulation S-K for guidance.

Response: The disclosure on pages 92 through 96 of Amendment No. 2 has been revised as requested.

Principal and Selling Stockholders, page 115

5. We refer to prior comment 25, and reissue that comment in part. Please identify, by name, the directors that share voting and/or investment power with respect to the shares held by Wm. B. Reily & Company. Please also disclose all persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by the Bain Capital Entities, rather than indicating that certain persons “may be deemed” to have shared voting or dispositive power over the shares. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Response: The disclosure on page 122 of Amendment No. 2 has been revised as requested.

Securities and Exchange Commission

June 7, 2010

Certain Relationships and Related Party Transactions

Policies and Procedures with Respect to Related Party Transactions, page 121

6. We note your response to prior comment 30. However, you do not appear to have disclosed the standards to be applied pursuant to your policies and procedures with respect to transactions with related persons. Please describe these standards, or, if you do not currently have such standards, disclose how the audit committee will in fact evaluate these transactions. See Item 404(b)(1)(ii) of Regulation S-K.

Response: The disclosure on pages 127 and 128 of Amendment No. 2 has been revised as requested.

Consolidated balance sheets, page F-3

7. We note your response to prior comment 32. We believe that since the conversion will result in a material reduction of earnings applicable to common shareholders a pro forma earnings per share should be shown.

Response: The disclosure on page F-36 and F-38 of Amendment No. 2 has been revised to include pro forma earnings per share information as requested.

4. Preferred stock transactions, page F-17

8. We note your response to prior comment 38. Revise to disclose that if the offering price is greater than $45 per share the Series E preferred stock dividends will be forgiven. Please clarify whether the “conversion formula” outlined in your response applies to the entire proceeds or to the accrued dividends only. Tell us your consideration of accounting for the contingent conversion feature under ASC 470-20-35-1. In addition, ensure that your disclosures comply with ASC 505-10-50-6 and 7.

Response: The Company has revised its disclosure on page F-17 of Amendment No. 2 to disclose that the Series E Preferred Stock dividends are forgiven upon conversion of the Series E Preferred Stock into shares of common stock. The forgiveness of the Series E Preferred Stock dividends is not impacted by the per share offering price of the initial public offering. The Series E Preferred Stock converts on a one-for-one basis if the offering price is greater than $45 per share (without considering the impact of a future stock split). The conversion formula included in the Company’s response to the Staff’s prior comment 38 applies to the gross proceeds (the “Invested Amount” as defined in the Company’s certificate of incorporation) of the Series E Preferred Stock. The Company determined the Series E Preferred Stock includes a contingent beneficial conversion feature and that such conversion includes an adjustable conversion ratio as defined in ASC 470-20-35-1. In accordance with this guidance, the Company has concluded that no accounting is required until the contingent event occurs (a “Qualified Public Offering”), which will result in determining the number of shares that would be received pursuant to the new conversion formula. Any incremental amount to be recognized upon a Qualified Public Offering will be recognized when the Qualified Public Offering occurs in accordance with ASC 470-20-35-3. The Company has also revised its disclosure on page F-17 to further disclose the potential impact of the conversion in accordance with ASC 505-10-50-6 and 7.

Securities and Exchange Commission

June 7, 2010

3. Accounts receivable, page F-38

9. We note your response to prior comment 35. Tell us whether the portfolio purchased in 2007 represents user card balances (e.g., credit or charge card balances). Tell us whether these accounts remain in the special-entity as of January 1, 2009 subsequent to the adoption of ASU No. 2009-17. If so, tell us whether these receivables would be considered held-for-investment.

Response: The portfolio purchased in 2007 represented the purchase of user card balances. None of the purchased receivables balances existed in the special-purpose entity as of January 1, 2009; therefore, no receivables would be considered held-for-investment. The premium recognized on acquisition represents the value of the cardholder relationships acquired and is amortized over the period estimated to be benefited. No premium was allocated to the loans due to the short-term nature of the balances.

7. Notes payable, credit agreements and securitization facility, page F-43

10. Revise to disclose the relevant terms of the securitization facility.

Response: The disclosure on page F-45 of Amendment No. 2 has been revised as requested.

Supplemental responses to the Staff’s prior comment letter, dated May 12, 2010

Prior Staff Comment 2

In its letter, dated May 19, 2010 (the “May 19 Response Letter”), the Company advised the Staff that the Company would provide additional information in response to prior Staff comment 2. In the May 19 Response Letter, the Company stated that it was in the process of conducting a risk assessment of its compensation policies and programs for employees, including those related to executive compensation, to determine whether any of these policies or programs could create risks that are reasonably likely to have a material adverse effect on the Company. The Company has now completed its risk assessment.

The Company conducted a risk assessment of its compensation policies and programs for employees, including those relating to the Company’s executive compensation program, to determine whether any of these policies or programs could incentivize unnecessary or excessive risk taking and create risks that are reasonably likely to have a material adverse effect on the Company. This risk assessment included a detailed analysis of compensation and benefit programs, including salaries, incentive plans, sales incentives, stock options and restricted stock awards. The Company reviewed and discussed the design features, characteristics and performance metrics at company and business unit levels and approval mechanisms of the compensation programs for all employees, including executive officers. The management team’s assessment was reviewed and discussed with the chairman of the compensation committee.

Securities and Exchange Commission

June 7, 2010

Based on this risk assessment, the Company believes that its compensation programs have been appropriately designed to attract and retain talent and properly incentivize employees. Although many of the programs are generally designed as pay-for-performance and provide incentive-based compensation, the programs include design elements that ensure employees, including the named executive officers, are not encouraged to take unnecessary or excessive risks in managing the Company’s business. The Company specifically noted the following factors that reduce the likelihood of excessive risk-taking:

•	discretion provided to the compensation committee (including negative discretion) to set targets, monitor performance and determine final payouts;

•

oversight of programs (or components of programs) by a broad-based group of functions within the organization, including human resources and finance, and at multiple levels within the organization (both company and business unit);

•	a mixture of compensation elements that provide focus on both short- and long-term goals and that provide a mixture of cash and equity compensation;

•	caps on the maximum payouts available under certain incentive programs, including the annual incentive plan;

•	performance goals within incentive programs that reference reportable, broad-based financial metrics (such as earnings per share) and include a mixture of company and business unit goals;

•

setting performance goals that are intended to be challenging yet provide employees a reasonable opportunity to reach the threshold amount, while requiring meaningful growth to reach the target level and substantial growth to reach the maximum level; the amount of growth required to reach the maximum level of compensation is developed within the context of the normal business planning cycle and, while difficult to achieve, is not viewed to be at such an aggressive level that it would induce bonus-eligible employees to take inappropriate risks that could threaten financial or operating stability;

•

a portion of equity compensation is tied to how the Company’s stock price performs over a period of multiple years, a portion of equity compensation is tied to achieving the long-term goal of a qualifying liquidity event and most equity awards vest over a number of years; and

•	the significant long-term ownership interests in the Company held by the chief executive officer.

Securities and Exchange Commission

June 7, 2010

Based on such assessment, the Company determined that any risks arising from its compensation policies and programs are not reasonably likely to have a material adverse effect on the Company.

Prior Staff Comment 39

In the May 19 Response Letter, the Company advised the Staff that the Company would continue to supplementally provide stock-based compensation information requested by prior Staff comment 39. As a result, the Company has supplementally provided with this letter (marked as Exhibit E) additional stock-based compensation information requested by the Staff’s prior comment.

* * * *

If we can be of any assistance in explaining these responses or the changes in Amendment No. 2, please let us know. Please contact me with any questions or comments at (404) 572-3595.

Very truly yours,

/s/ Alan J. Prince

Alan J. Prince

cc:	Michael F. Johnson—Securities and Exchange Commission

Stephen Krikorian—Securities and Exchange Commission

Ryan Rohn—Securities and Exchange Commission

Eric R. Dey—FleetCor Technologies, Inc.

Sean Bowen—FleetCor Technologies, Inc.

Jon R. Harris, Jr.—King & Spalding LLP

Nicholas R. Franz—Ernst & Young LLP

Andrew J. Pitts—Cravath, Swaine & Moore LLP